Novartis AG Postfach 4002 Basel Switzerland

August 23, 2013

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:                             Novartis AG

Form 20-F for Fiscal Year Ended December 31, 2012

Filed January 23, 2013

File No. 001-15024

Dear Mr. Rosenberg:

In further reply to your letter addressed to Jonathan Symonds, our former Chief Financial Officer, dated June 19, 2013, and as a follow-up to the teleconference that the Company had with the SEC Staff on August 20, 2013, we wish to clarify and confirm the following points:

The Company’s accounting policies for inventories and intangible assets acquired as part of a business combination can be summarized as follows:

Inventories

Inventories acquired as part of a business combination are valued at fair value. This often includes a component related to separately identified acquired marketing rights. Intangible assets acquired as part of a business combination are fair valued on the basis of all future sales except those sales that will stem from the inventory on hand at the acquisition date that includes or incorporates the intangible asset.  Because the inventory fair value includes a component related to the separately identified acquired marketing right, this portion of the acquired marketing rights intangible assets is recognized in cost of goods sold as that inventory is sold.

Intangible Assets

The portion of the acquired marketing rights intangible assets not included within the cost of acquired inventories is amortized on a straight-line time basis commencing after the acquired inventory is sold and recorded within cost of goods sold in the consolidated income statement.

In response to the Company’s letters to the SEC and during the recent teleconference, the Staff has described an alternate method of accounting for inventories and intangible assets acquired as part of a business combination. In this approach, the fair value of the acquired inventory did not include a component related to the separately identified acquired marketing rights and the fair value of the acquired marketing-rights intangible asset was based on all expected future sales, including those stemming from inventory on hand at the acquisition date, and which would then be amortized on a straight-line basis from the date of acquisition.

The Company has estimated that the results obtained through its method, summarized above, approximates in all material respects, and was not materially different from, the results that would have been obtained had the alternate method described by the SEC been used instead.  We understand that, for this reason, the Staff has determined not to pursue further the question of whether the Company’s accounting method is acceptable, and that the Staff has not reached a conclusion in this regard.

During 2011, 2012 and currently in 2013, the Company has not entered into any business combinations that have resulted in an issue similar to that of 2010 with respect to the accounting for inventories and intangible assets acquired as part of a business combination. As a result the Company is not proposing to amend its disclosure of its accounting policies in its 2013 Form 20-F to cover the aspects discussed above for business combinations.

In the event that this issue arises again as a result of a future business combination, then, if the Company chooses to retain its current approach, it will determine whether there is a difference between the resulting amounts using its approach and the alternate approach outlined above.  The Company will endeavor to minimize any difference in the results achieved by the different methods and if the amount of the fair value adjustment to acquired inventory is significant will describe in the applicable disclosure documents its accounting policies for valuing and expensing acquired inventory and acquired intangible assets in appropriate detail.

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The Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this letter responds to the issues raised in your comment letter.  If you have additional questions, please do not hesitate to contact us.

Respectfully submitted,

Novartis AG

/s/ HARRY KIRSCH	/s/ FELIX R. EHRAT
Harry Kirsch	Felix R. Ehrat
Chief Financial Officer	General Counsel
Novartis Group	Novartis Group